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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549

                                   FORM 12B-25

(Check One)

[  ]  Form 10-K     [  ]  Form 20-F     [  ]  Form 11-K     [X] Form 10-Q
[  ]  Form N-SAR

For Period Ended:  September 30, 2002               SEC FILE NUMBER    0-28443
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                                                    CUSIP NUMBER     23283B204
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[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

For the Transition Period Ended: _________

PART I - REGISTRANT INFORMATION

Cytomedix, Inc.
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(Full Name of Registrant)

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(Former Name if Applicable)

 1523 South Bowman Rd., Suite A,                   Little Rock, AR  72211
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(Address of principal executive offices)          (City, State and Zip Code)

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Cytomedix, Inc. (the "Company") has not been able to adequately prepare the 10-QSB for the quarter ended September 30, 2002. On August 7, 2001, the Company filed bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. The Company did not file any of its required periodic reports during bankruptcy. The Company is currently preparing and filing all missed periodic reports and recently has filed Forms 10-QSB for the quarters ended June 30, 2001, and September 30, 2001. The Company cannot adequately prepare the financial statements and accompanying notes for the quarter ended September 30, 2002, until it has prepared the

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financial statements for the prior periods of 2001 and 2002.  The Company will require additional time to complete the Forms 10-QSB for the quarter ended September 30, 2002. Specifically, during the quarter ended September 30, 2002, the Company emerged from bankruptcy; thus, the Company needs additional time to complete the Form 10-QSB which describes the Company in its post-bankruptcy state.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Kent T. Smith     (501) 219-2111
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

Form 10-KSB for the year ended December 31, 2001
Form 10-QSB for the quarter ended March 31, 2002
Form 10-QSB for the quarter ended June 30, 2002

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]  Yes   [  ]  No

There will be significant changes in results of operations in the third quarter of 2002 as compared to the third quarter of 2001. During the third quarter of 2001, the Company entered bankruptcy and had curtailed substantially all of its operations. The Company was not involved in any selling efforts of its products and instead was focusing on either a reorganization of the Company or liquidation of its assets. During bankruptcy, the Company began developing a new business model that would enable the Company to provide a simpler, lower cost method of wound care. This new sales and distribution plan includes the sale of single use, licensed disposable kits to qualifying physicians and wound care centers. During the third quarter of 2002, the Company emerged from bankruptcy and has entered into license agreements that have enabled the Company to introduce its treatment capabilities in various wound-care treatment centers and long-term nursing home facilities. A reasonable estimate of the results of operation from the third quarter of 2002 cannot be made at this time because the Company is in the process of first completing its financial statements for the preceding interim periods of 2002. The Company will file its Form 10-QSB for the quarter ended September 30, 2002, on or before November 19, 2002.

Cytomedix, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/Kent T. Smith
Kent T. Smith, Chief Executive Officer

Date: November 13, 2002



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